UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Nova Mining Corporation
(Name of Issuer)

Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

669796102
(CUSIP Number)

Gary R. Smith c/o Radiant Creations Group, Inc.
1320 South Killian Drive, Lake Park, Florida 33403
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 20, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 669796102	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Biodynamic Molecular Technologies, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,000,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 25,000,000
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.33%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 669796102	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gary R. Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 25,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 25,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.67%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 669796102	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gary D. Alexander
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 25,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 25,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.83%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 669796102	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael S. Alexander
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 25,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 25,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.83%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 669796102	13D	Page 6 of 8 Pages

Item 1.  Security and Issuer.

 The name of the issuer is Nova Mining Corporation, a Nevada corporation (the “Issuer”).  The address of the Issuer’s office is 1320 South Killian Drive, Lake Park, Florida 33403.  This Schedule 13D relates to the Issuer’s Common Stock, $0.00001 par value (the “Shares”).

Item 2.  Identity and Background.

 (a-c, f) This Schedule 13D is being filed by Biodynamic Molecular Technologies, LLC, a Florida limited liability company that owns 25,000,000 out of a total of 30,000,000 issued and outstanding shares of the Issuer ("BMT"), and by its members Gary R. Smith, a United States Citizen, a 50% member of BMT and the Chief Executive Officer and Chairman of the Board of the Issuer, Gary D. Alexander, a United States Citizen, a 25% member of BMT and the Corporate Secretary, Chief Financial Officer and Director of the Issuer and by Michael S. Alexander, a United States Citizen, a 25% member of BMT and the Vice President of Corporate Finance of the Issuer, each of whose principal business address is located at c/o Radiant Creations Group, Inc.,  1320 South Killian Drive, Lake Park, Florida 33403.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such law

Item 3.  Source or Amount of Funds or Other Consideration.

As of the date hereof, Gary R. Smith may be deemed to beneficially own 12,500,000 Shares of the Issuer, Gary D. Alexander may be deemed to beneficially own 6,250,000 Shares of the Issuer and Michael S. Alexander may be deemed to beneficially own 6,250,000 Shares of the Issuer. The Shares are held by BMT.  The funds for the purchase of the Shares by BMT came from its members respective funds.

No borrowed funs were used to purchase the Shares.

Item 4.  Purpose of Transaction.

To take control of the Issuer and thereby enter into an Asset Purchase Agreement with The Renewable Corporation, a Washington corporation and its wholly owned subsidiary Renewable Bioscience Technologies, Inc., a Florida corporation, a related company to the members of BMT, to purchase their license, certain assets and processes to innovative technologies in skin protection from the sun, industrial UV sources (such as welding), and reducing collateral damage from medical radiation treatment which consists of various patented skin products generally under the "Radiant Creations" label for One Million Thirty Thousand ($1,030,000) US Dollars payable with 7,545,788 newly issued shares of the Company based on the seven (7) day average closing price of Sellers’s common shares from Monday the 17th day of June to Tuesday the 25th day of June, 2013 with a thirty five (35%) percent discount.

CUSIP No. 669796102	13D	Page 7 of 8 Pages

Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Gary R. Smith may be deemed to beneficially own 12,500,000 Shares of the Issuer, Gary D. Alexander may be deemed to beneficially own 6,250,000 Shares of the Issuer and Michael S. Alexander may be deemed to beneficially own 6,250,000 Shares of the Issuer. The Shares are held by BMT.  The funds for the purchase of the Shares by BMT came from its members respective funds.

The 25,000,000 Shares of the Issuer were acquired to take control of the Issuer and thereby enter into an Asset Purchase Agreement with The Renewable Corporation, a Washington corporation and its wholly owned subsidiary Renewable Bioscience Technologies, Inc., a Florida corporation, a related company to the members of BMT, to purchase their license, certain assets and processes to innovative technologies in skin protection from the sun, industrial UV sources (such as welding), and reducing collateral damage from medical radiation treatment which consists of various patented skin products generally under the "Radiant Creations" label for One Million Thirty Thousand ($1,030,000) US Dollars payable with 7,545,788 newly issued shares of the Company based on the seven (7) day average closing price of Sellers’s common shares from Monday the 17th day of June to Tuesday the 25th day of June, 2013 with a thirty five (35%) percent discount.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 27, 2013, Nova Mining Corporation (the “Company”) entered into an Asset Purchase Agreement with The Renewable Corporation, a Washington corporation and its wholly owned subsidiary Renewable Bioscience Technologies, Inc., a Florida corporation to purchase their license, certain assets and processes to innovative technologies in skin protection from the sun, industrial UV sources (such as welding), and reducing collateral damage from medical radiation treatment which consists of various patented skin products generally under the "Radiant Creations" label for One Million Two Hundred Twenty Five Thousand ($1,225,000) US Dollars payable with 6,805,556 newly issued shares of the Company based on the seven (7) day average closing price of Sellers’s common shares from Tuesday the 18th day of June to Wednesday the 26th day of June, 2013 with a fifteen (15%) percent discount (the "Original Agreement").

On July 10, 2013 the Original Agreement was amended to whereby the purchase price was reduced to One Million Thirty Thousand ($1,030,000) US Dollars payable with 7,545,788 newly issued shares of the Company based on the seven (7) day average closing price of Sellers’s common shares from Monday the 17th day of June to Tuesday the 25th day of June, 2013 with a thirty five (35%) percent discount.

The license purchased is with Dr. Yin-Xiong Li, MD, Ph.D. to his patent in Enhanced Broad-Spectrum UV Radiation Filters and Methods as disclosed and claimed in U.S. Patent No. US Patent # 6,117,846 - Nucleic acid filters and US Patent Application # 20080233626 - Enhanced broad-spectrum UV radiation filters and methods, and the following international filings European Application # 07811023.6, and Australian Application # 2007281485 and as trade secrets associate with the above listed intellectual property and trade secrets and potential patent applications for an anti-aging skin rejuvenation cream, an acne OTC treatment, a wrinkle reduction cream, BioSalt redistribution technology using supplements.  The License Agreement, as of June 25, 2013 has added an addendum to it allowing Renewable to transfer the license agreement to Nova Mining.

The various patented skin products acquired include all the patented technologies that strips out the four nucleotide code molecules from DNA strands and uses them in a system that can provide 99.9% protection from DNA damage, which is the cause of aging and skin cancer. A second technology is the delivery system to house the nucleotides, and also, a hydration agent that is time released to infuse uniform hydration into the skin for up to 10 hours.  The resulting products are a DNA based SPF-30 day cream; an anti-aging and rejuvenating night cream featuring the hydration system, Chinese herbs, and aloe; a medical radiation protection and healing cream for use by dermatologists in radiation therapy for skin cancer and a rejuvenating DNA protection cream for the tanning bed industry for DNA damage protection.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 669796102	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 15, 2013
(Date)

BIODYNAMIC MOLECULAR TECHNOLOGIES, LLC

/s/ Gary R. Smith
By: Gary R. Smith
Title: Managing Member

/s/ Gary R. Smith
Gary R. Smith

/s/ Gary D. Alexander
Gary D. Alexander

/s/ Michael S. Alexander
Michael S. Alexander